UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Summit Healthcare Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G8566R102
(CUSIP Number)
August 16, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]         Rule 13d-1(b)

[X]            Rule 13d-1(c)

[   ]         Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8566R102

1	NAMES OF REPORTING PERSONS BFAM Partners (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,784 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, FI, HC

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of Summit Healthcare Acquisition Corp. (the “Issuer”) outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 16, 2021.

CUSIP No. G8566R102

1	NAMES OF REPORTING PERSONS BFAM Partners (Hong Kong) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,784 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, FI

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of the Issuer outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 16, 2021.

CUSIP No. G8566R102

1	NAMES OF REPORTING PERSONS BFAM Partners (North America) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,784 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, IA

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of the Issuer outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 16, 2021.

CUSIP No. G8566R102

1	NAMES OF REPORTING PERSONS BFAM Asian Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,784 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of the Issuer outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 16, 2021.

CUSIP No. G8566R102

1	NAMES OF REPORTING PERSONS BFAM Asian Opportunities Master GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,784 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of the Issuer outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 16, 2021.

CUSIP No. G8566R102

1		NAMES OF REPORTING PERSONS Benjamin Fuchs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Hong Kongs
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,784 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,784 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,000,784 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN, HC

(1) Calculation of the foregoing percentage is based on 20,000,000 Class A ordinary shares of the Issuer outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 16, 2021.

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Summit Healthcare Acquisition Corp. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Unit 1101, 11th Floor 1 Lyndhurst Tower, 1 Lyndhurst Terrace Central, Hong Kong
Item 2(a)
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) BFAM Partners (Cayman) Limited (“BFAM Cayman”);

(ii) BFAM Partners (Hong Kong) Limited (“BFAM Hong Kong”);

(iii) BFAM Partners (North America) LLC (“BFAM North America”);

(iv) BFAM Asian Opportunities Master Fund, L.P. (the “Master Fund”);

(v) BFAM Asian Opportunities Master GP Limited (the “Master GP”); and

(vi) Benjamin Fuchs (“Mr. Fuchs”).

The Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit 99.1.

This Statement relates to Shares (as defined herein) held, or which may be acquired, for the account of the Master Fund.  BFAM Cayman serves as the investment adviser to the Master Fund. BFAM North America and BFAM Hong Kong are wholly-owned subsidiaries of BFAM Cayman and serve as sub-advisers to the Master Fund. The Master GP serves as the general partner of the Master Fund. In such capacities, BFAM Cayman, BFAM North America, BFAM Hong Kong, the Master GP and Mr. Fuchs may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b)
Address of Principal Business Office, or if None, Residence:

The address of the principal business office of BFAM Cayman, BFAM Hong Kong, the Master Fund and the Master GP is is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.  The address of the principal business office of BFAM North America is 900 Third Avenue, 11th Floor, Suite 1102, New York, NY 10022.

Item 2(c)	Citizenship:

(i) BFAM Cayman is a Cayman Islands exempted company;

(ii) BFAM Hong Kong is a Hong Kong limited company;

(iii) BFAM North America is a Delaware limited liability company;

(iv) the Master Fund is a Cayman Islands exempted limited partnership;

(v) the Master GP is a Cayman Islands exempted company; and

(vi) Mr. Fuchs is a citizen of Hong Kong.

Item 2(d)	Title of Class of Securities:
	Class A Ordinary Shares, $0.0001 par value per share (the “Shares”)
Item 2(e)	CUSIP Number:
	G8566R102
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable
Item 4	Ownership:
Item 4(a)	Amount Beneficially Owned:
	1,000,784 Shares *
Item 4(b)	Percent of Class:
	5.0% *
Item 4(c)	Number of Shares of which each Reporting Person has:

	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	1,000,784
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	1,000,784

The above Shares are reported as part of a “unit,” consisting of one Share and one half of one redeemable warrant.  The warrants that were acquired are not currently exercisable and will not be exercisable until the later of (i) 30 days after the completion of the Issuer’s initial business combination; and (ii) 12 months from the closing of the Issuer’s initial public offering.

Item 5	Ownership of Five Percent or Less of the Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 26, 2021

BFAM PARTNERS (CAYMAN) LIMITED By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Director

BFAM PARTNERS (HONG KONG) LIMITED By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Director

BFAM PARTNERS (NORTH AMERICA) LLC By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Chief Executive Officer

BFAM ASIAN OPPORTUNITIES MASTER FUND LP By: BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED, its general partner By: /s/ Matthew Buck Name: Matthew Buck Title: Director

BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED By: /s/ Matthew Buck Name: Matthew Buck Title: Director /s/ Benjamin Fuchs BENJAMIN FUCHS

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 99.1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  August 26, 2021

BFAM PARTNERS (CAYMAN) LIMITED By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Director

BFAM PARTNERS (HONG KONG) LIMITED By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Director

BFAM PARTNERS (NORTH AMERICA) LLC By: /s/ Benjamin Fuchs Name: Benjamin Fuchs Title: Chief Executive Officer

BFAM ASIAN OPPORTUNITIES MASTER FUND LP By: BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED, its general partner By: /s/ Matthew Buck Name: Matthew Buck Title: Director

BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED By: /s/ Matthew Buck Name: Matthew Buck Title: Director /s/ Benjamin Fuchs BENJAMIN FUCHS